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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         Commission File Number: 0-32273


                           NOTIFICATION OF LATE FILING

 []Form  10-K       []  Form  11-K         []  Form  20-F        [x] Form  10-Q
 []Form  N-SAR

     For  Period  Ended:  October  31,  2003

[] Transition  Report  on  Form  10-K      []Transition  Report  on  Form  10-Q
[] Transition  Report  on  Form  20-F      []Transition  Report  on  Form N-SAR

     For  the  Transition  Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________
_______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant                 Kingdom  Ventures,  Inc.
Former  name  if  applicable               None
Address  of  principal  executive  office  1045  Stephanie  Way
City,  state  and  zip  code               Minden,  Nevada  89423


                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)



     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)  The  subject  annual  report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant quarterly period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than five days after its original date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Gene  Jackson       (775)                   267-2242
        (Name)           (Area  Code)          (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [x] Yes    [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [x] Yes    [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the three months ended October 31, 2003, we generated revenues of $ 5,419,910. This is an increase of $ 4,577,548 over the $ 842,362 in revenues in the same period in 2002. The increase in revenues is attributable to growth of existing divisions and newly acquired operations.

     Our cost of goods sold increased $935,386 to $1,609,282 for the three months ended October 31, 2003 from $673,896 for the three months ended October 31, 2002. This increase is proportional to the increased revenue activity. Our operating expenses increased by $1,855,153 from $262,543 for the three months ended October 31, 2002 to $2,117,696 for the three months ended October 31, 2003. The increase is primarily related to the increase of operating divisions recently acquired.


                             Kingdom Ventures, Inc.
                             ----------------------
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  December  15,  2003                     /s/  Gene  Jackson
                                                ------------------
                                                By:  Gene  Jackson
                                                President



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